AMENDMENT TO BYLAWS

         By majority vote of the Board of Directors (the "Board") approving a resolution during a special meeting of the Board, Kanakaris Wireless, a Nevada corporation (the "Corporation"), effective as of January 23, 2001 and in accordance with Article VIII, Section 2 of the Corporation's Bylaws:

         1. Article III, Section 1 of the Corporation's Bylaws has been amended to read in its entirety as follows:

         "SECTION 1. NUMBER OF DIRECTORS. The exact number of directors that shall constitute the authorized number of members of the Board shall be ten (10), all of whom shall be at least 18 years of age. The authorized number of directors may from time to time be increased or decreased by resolution of the directors of the corporation amending this section of the Bylaws in compliance with Article VIII, Section 2 of these Bylaws. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office. Except as provided in Section 2 of this Article III, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders."

         The remainder of the Corporation's Bylaws remain in full force and effect.